Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the 2012 Equity Compensation Plan of Hospitality Properties Trust of our report dated March 1, 2013, except for Note 9, as to which the date is March 18, 2013, with respect to the consolidated financial statements and schedule of Hospitality Properties Trust as of December 31, 2012 and for the year then ended and our report dated March 1, 2013 with respect to the effectiveness of internal control over financial reporting of Hospitality Properties Trust as of December 31, 2012, included in its Annual Report (Amendment No. 1 on Form 10-K/A) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
September 11, 2013